UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-37965

TiGenix

Romeinse straat 12

3001 Leuven, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐ No ☒

ITEM 1 — INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the Q&A in respect of Takeda Pharmaceutical Company Limited’s intention to acquire TiGenix, dated June 20, 2018.

ITEM 2 — EXHIBITS

The following exhibit is filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Q&A in respect of Takeda Pharmaceutical Company Limited’s intention to acquire TiGenix, dated June 20, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: June 20, 2018
	By:	/s/ Claudia D’Augusta
		Name:	Claudia D’Augusta
		Title:	Chief Financial Officer and Site Head - General Manager

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